February 8, 2018

VIA EDGAR

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hancock Jaffe Laboratories, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed January 26, 2018
File No. 333-220372

Dear Ms. Ravitz:

Hancock Jaffe Laboratories, Inc., a Delaware corporation (the “Company”), hereby provides the following information in response to the oral comment received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 7, 2018 to Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-220372) filed on January 26, 2018 (“Amendment No. 4”). The Company’s response is preceded by a reproduction of the Staff’s oral comment in italics.

1.	How were the 2018 note investors made aware of the opportunity to invest in the company and please identify any pre-existing relationships between these investors and the company.

Company Response: During the period from June 15, 2017 through December 7, 2017, the Company received proceeds of approximately $2,750,500 pursuant to the issuance of certain convertible promissory notes (the “2017 Financing”). Alexander Capital, L.P. (“Alexander”) acted as the placement agent for the 2017 Financing.

During the period from September 1, 2017 and December 6, 2017, the Company issued 253,792 shares of its Series B Preferred Stock, par value $0.00001 per share (the “Series B Financing”). Newbridge Securities Corporation (“Newbridge”) acted as the Company’s placement agent for the Series B Financing.

During the period from January 5, 2018 through January 16, 2018, the Company received net proceeds of approximately $2,603,750 pursuant to the issuance of certain convertible promissory notes (the “2018 Financing”). Alexander acted as the placement agent for the 2018 Financing.

Alexander has informed the Company that the purchasers in the 2018 Financing (the “Purchasers”) had a pre-existing relationship with Black River Wealth Management Ltd. (“Black River”), an affiliate of Newbridge, which itself holds securities of the Company. The Purchasers were privately solicited based on their relationships with Alexander or its representatives.

Amanda Ravitz

Should you have any questions or require any additional information, please contact Hancock Jaffe Laboratories, Inc., attention William Abbott, by phone at (949) 387-9279, or by e-mail at billabbott@hjlinc.com.

Sincerely,

/s/ Benedict Broennimann, M.D.

Benedict Broennimann, M.D.
Co-Chief Executive Officer
Hancock Jaffe Laboratories, Inc.

Cc:	Tim Buchmiller, U.S. Securities and Exchange Commission
Tom Jones, U.S. Securities and Exchange Commission
Gary Todd, U.S. Securities and Exchange Commission
Jeanne Bennett, U.S. Securities and Exchange Commission
William Abbott, Hancock Jaffe Laboratories, Inc.
Michael Hedge, K&L Gates LLP